19 Engineers Lane, Farmingdale, NY 11735
Tel: 631-756-9166	www.cemtrex.com	Fax: 631-420-4985

September 25, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attention:  Mr. Julie Sherman

RE:  Email dated August 12, 2014 to Cemtrex, Inc.

This letter is in response to the email referenced above and we respond as follows:

10-K for the fiscal year ended September 30, 2013

Item 9A. Controls and Procedures, Page 18

1.	We note your response to our prior comment1. Please tell us how your were able to conclude that your disclosure controls and procedures and internal control over financial reporting remain, in fact, effective, considering your omission of Management’s Report of Internal Control over Financial Reporting and your omission of the financial statements required by Rule 8-04 of Regulation S-X. Please provide us with the basis for your conclusions or file an amendment to revise your conclusions accordingly.

We will file an amendment to our 10-K for September 30, 2013 indicating that our controls and procedures were ineffective.

2.	We note your response to our prior comment 4 and understand your waiver request was not granted. Please tell us when you will file the amended Form 8-K to provide financial statements and pro forma information required by Rule and 8-05 of Regulation S-X related to the acquisition of the ROB Group.

We are currently working to have the necessary financial statements audited. This audit process of past statements will take time; however we hope to be able to file the amended Form 8-K with audited statements by October, 31, 2014. We will immediately file an amendment to the Form 8-K/A, filed on August 5, 2014, stating unaudited statements are not in compliance with Rule and 8-05 of Regulation S-X.

Further, please note the Company acknowledges that:

o	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your attention to this matter.

Sincerely,

/s/Renato Dela Rama

Renato Dela Rama

Chief Financial Officer

Cemtrex, Inc.